Exhibit 99.1

Enlight Announces the Initial Commencement of Commercial Operations
at the Pupin Wind Farm in Serbia

Pupin incorporates 94 MW of wind generation capacity, cost $155-160 million to construct, and is expected to generate approximately $22-23 million of revenues and
$16-17 million of EBITDA in its first full year of operation

The Project is expected to reach full operations in 1Q25, half a year earlier than planned

Tel Aviv, Israel, December 10, 2024 – Enlight Renewable Energy (“Enlight”, "the Company”, NASDAQ: ENLT, TASE: ENLT.TA), a leading renewable energy platform, announces the initial commencement of commercial operations at the Pupin wind farm (“the Project”) in Serbia with a production capacity of 94 megawatts. The Company expects full COD to be achieved during 1Q25, half a year earlier than initially planned.

Pupin has been constructed using 16 Nordex wind turbines, a German company that is one of the leading producers of turbines globally. The Project is expected to sell 72% of the electricity it generates for the next 15 years to the state-owned utility Elektroprivreda Srbije in accordance with a Market Premium Agreement and Contract for Difference structure priced at EUR 68.88 per MWh and indexed to the Eurostat CPI. (As of July 2024, the indexed price has reached EUR 70.88 per MWh.) Once full capacity is achieved Pupin is expected to provide green power equal to the total annual consumption of approximately 40,000 Serbian households.

The Pupin wind farm is Enlight's second project in Serbia, and is named after Mihajlo Pupin, a well-known physicist and inventor born in Serbia. The Project was built adjacent to the 105 MW Blacksmith (Kovacica) wind farm, Enlight’s first wind farm in the country, which was completed in 2019. Both projects share the same electrical infrastructure at the connection point to Serbia’s national grid. This represents another implementation of the Company’s “Connect and Expand” strategy, which seeks to leverage existing interconnect infrastructure with additional generation and connection capacity, in turn lowering the costs and risks of building new sites.

The European Bank for Reconstruction and Development (EBRD) and Erste Group Bank AG provided financing for the Project. Both banks are leading sources of infrastructure finance in Europe, and were also the lenders for the Blacksmith (Kovacica) wind farm as well as other Enlight projects in the past. The deep and continued collaboration with the same financing and development partners further enhanced the successful execution of project Pupin, which was constructed within budget and reached COD earlier than planned.

The Project’s total construction cost is expected to reach $155-1601 million, and is fully (100%) owned by the Company. Revenues in its first full year of operation are expected to be approximately $22-23 million, and EBITDA is expected to be approximately $16-17 million. Enlight has so far provided $52-54 million of long-term equity for the Project, with the equity investment eventually expected to reach approximately 40% of total cost.

Marko Liposcak, General Manager of Enlight Europe, commented, “The commissioning of project Pupin further increases Enlight Europe’s presence in Serbia, a market where we are already successfully operating renewable energy assets. We are very happy that the project benefitted from continued collaboration with New Energy Solutions, EBRD, and ERSTE Group Bank AG, all highly valued partners who supported the development and construction of the Pupin wind farm. Today’s Commencement of Commercial Operations represents an important milestone on Enlight Europe’s growth path, and we look forward to continuing our expansion across Southeastern Europe.”

About Enlight Renewable Energy

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023. Learn more at www.enlightenergy.co.il.

Contacts:

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

1 Amounts in U.S. dollars are converted based on a Euro to US Dollar of 1.117, as employed in the Company’s 3Q24 financial statements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, the PPA and the related interconnection agreement and lease option, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; the potential impact of the current conflicts in Israel on our operations and financial condition and Company actions designed to mitigate such impact; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.